Exhibit 99.1

NOTICE OF RATIFICATION OF POTENTIALLY DEFECTIVE CORPORATE ACTS

BY THE BOARD OF DIRECTORS OF ALPHATEC HOLDINGS, INC.

(Pursuant to Section 204(g) of the Delaware General Corporation Law)

Notice is hereby given, pursuant to Section 204 (“Section 204”) of the Delaware General Corporation Law (the “DGCL”), that on March 6, 2019 the Board of Directors of Alphatec Holdings, Inc., a Delaware corporation (the “Corporation”), adopted resolutions clarifying its prior actions related to the ratification of potentially defective corporate acts, as described below, pursuant to Section 204 of the DGCL (the “Ratification”).

The Board of Directors determined that the approval of certain grants on July 30, 2018 (the “July Grants”) under the Company’s 2016 Equity Incentive Plan (the “Plan”) by the Compensation Committee of the Board of Directors (the “Compensation Committee”) were potentially defective corporate acts because the July Grants, in part, exceeded the individual limit set forth in Section 3(c) of the Plan at that time (the “Original Limit”), as identified on Exhibit A, attached hereto (the “Excess Grants”).

By virtue of the approval of the July Grants on July 30, 2018, including the Excess Grants, the Compensation Committee intended to also amend the Original Limit to the extent necessary to permit the July Grants, including the Excess Grants, in their entirety, as authorized pursuant to Section 32 of the Plan.

On October 25, 2018, the Board of Directors, by resolution (the “October Resolutions”), ratified the Excess Grants to confirm its intent that the July Grants, including the Excess Grants, were validly granted under the Plan and approved an additional amendment to Section 3(c) of the Plan to increase the individual limit set forth therein to 1,250,000 shares (the “October Plan Amendment”).

By resolution on March 6, 2019, the Board clarified its actions in the October Resolutions to avoid any uncertainty related to its actions (“March 2019 Resolution”), resolving that, by approving the October Resolutions, the Board (1) ratified the July Grants, including the Excess Grants, as of and effective on July 30, 2018; (2) ratified the amendment of the Original Limit to the extent necessary to permit the ratification of the July Grants, including the Excess Grants, in their entirety, as of and effective on July 30, 2018; and (3) approved the October Plan Amendment, as of and effective on October 25, 2018.

Any claim that the defective corporate acts identified in this Notice are void or voidable due to the failure of authorization, or any claim that the Court of Chancery of the State of Delaware should declare in its discretion that the ratifications not be effective or be effective only on certain conditions, must be brought within 120 days from March 6, 2019.

EXHIBIT A

Executive Name	Title	Award Value	RSU Award*	Option Award†
Patrick S. Miles	Chairman & Chief Executive Officer	$2,820,000	463,435	721,193

*RSU Award determined using 30-day VWAP prior to Grant Date. The RSU Award shall vest in four equal installments on each of the first four anniversaries of the Grant Date, subject to the recipient’s continuous service to the Company on such vesting dates. The RSU Award shall fully vest upon a Change in Control of the Company (as defined in the Plan) and shall be subject to certain accelerated vesting in the event of the recipient’s death or Disability (as defined in the Plan), as described in the form of restricted stock unit award agreement approved by the Board.

†Option Award eligible for exercise only upon the Company’s 30-day VWAP exceeding $4.20 per share at any time prior to the 4th anniversary of the Grant Date. The Option Award shall vest as to 25% of the shares subject to the option on the first anniversary of the Grant Date, and as to 1/36th of the shares subject to the option following each one-month period thereafter, subject to the recipient’s continuous service to the Company on each such vesting date.  The Option Award shall fully vest upon   a Change in Control of the Company (as defined in the Plan) and shall be subject to certain accelerated vesting in the event of the recipient’s death or Disability (as defined in the Plan) as described in the form of stock option agreement approved by the Board.